WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284

December 20, 2007

Mr. Matthew Crispino
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:	Sputnik, Inc.
Amendment No. 3 to Preliminary Information Statement on Schedule 14C filed November 16, 2007
File No. 0-52366

Dear Mr. Crispino:

On behalf of Sputnik, Inc., we have filed on EDGAR Amendment No. 3 to Preliminary Information Statement on Schedule 14C filed November 16, 2007.

With respect to the comments in your letter dated December 18, 2007, please be advised as follows:

1.	We have replaced this information throughout the filing with a notice fully compliant with Rule 135.

2.	We have removed the reference to OTCBB trading under the Form 15 headings.

3.	This scrivener’s error has been revised and corrected.

4.	We have disclosed that no such plans, etc. exist in the response to this Question in the Q & A section of the filing.

5.
We have carefully reviewed these requirements and believe that all requested information has now been included in the filing, including both audited and pro forma statements as discussed with the staff in a telephone conversation.

6.
See “Terms of the Transaction - The consideration offered to security holders” for the disclosure in response to the first part of this comment. We have added the disclosure requested in the second part of this comment in the “Material Advantages/Disadvantages” disclosure on page 4 as requested.

We believe that we have adequately addressed all concerns and comments.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.